SO 3/22/04

RECEIVED
MAR - 2 2004
153
WASH., D.C.

[redacted]

04003906

TES
GE COMMISSION
.20549

OF 3-17-04

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51357 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterford Investor Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 S. Highland Avenue, Suite #2
(No. and Street)

Clearwater, Florida 33756
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frank Wainscott 727-441-1616
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alessandri & Alessandri, P.A.
(Name – *if individual, state last, first, middle name*)

5121 Ehrlich Road, Suite 107-B Tampa, Florida 33624
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Frank Wainscott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterford Investor Services, Inc., as of December 31, 2003, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

Kristin K Osmon
My Commission DD124913
Expires July 08, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WATERFORD INVESTOR SERVICES, INC.

## FINANCIAL STATEMENTS
**December 31, 2003**

A

ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Waterford Investor Services, Inc.

We have audited the accompanying statement of financial condition of Waterford Investor Services, Inc., as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterford Investor Services, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alessandri & Alessandri, P.A.

February 27, 2004

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants

ALESSANDRI & ALESSANDRI, P.A.
*CERTIFIED PUBLIC ACCOUNTANTS*

Board of Directors
Waterford Investor Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Waterford Investor Services, Inc., (the "Company"), for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. During our audit, nothing came to our attention which indicated that, as of the examination date, the Company was not complying with the conditions of the exemption. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has a responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures


5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants

referred to above errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Alessandri & Alessandri, P.A.

February 27, 2004

**WATERFORD INVESTOR SERVICES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2003**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ | 29,002 |
| Commissions Receivable | | 5,430 |
| *Total Current Assets* | | 34,432 |
| **OTHER ASSETS** | | |
| Clearing Deposit | | 15,000 |
| Other Receivable | | 5,500 |
| Restricted Private Placement Stock Inventory | | 3,300 |
| Deferred Income Tax Asset | | 3,417 |
| *Total Other Assets* | | 27,217 |
| *TOTAL* | $ | 61,649 |

## LIABILITIES & STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts & Commissions Payable | $ | 3,597 |
| Accrued Expenses | | 3,700 |
| *Total Liabilities* | | 7,297 |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock - No Par Value; 1,000,000 shares authorized; 643,816 shares issued and outstanding | | 35,670 |
| Retained Earnings | | 18,682 |
| *Total Stockholders' Equity* | | 54,352 |
| *TOTAL* | $ | 61,649 |

A

See Notes to Financial Statements.

## WATERFORD INVESTOR SERVICES, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | | | |
|---|---|---|---|
| **REVENUES** | | | |
| Commissions | | $ | 396,965 |
| Investment Advisory Fees | | | 1,334 |
| | | | 398,299 |
| **OPERATING EXPENSES:** | | | |
| Salaries, Wages, Payroll Taxes, and Commissions | 298,495 | | |
| Professional Fees | 14,243 | | |
| Marketing | 3,140 | | |
| Clearing Costs | 25,247 | | |
| Licenses | 9,248 | | |
| Rent | 6,634 | | |
| Insurance | 20,991 | | |
| Telephone | 2,551 | | |
| Other | 14,751 | | 395,300 |
| **INCOME FROM OPERATIONS** | | | 2,999 |
| **OTHER INCOME** | | | |
| Interest Income | | | 916 |
| | | | 916 |
| **INCOME (LOSS) BEFORE INCOME TAXES** | | | 3,915 |
| **PROVISION (BENEFIT) FOR INCOME TAXES** | | | (917) |
| **NET INCOME (LOSS)** | | $ | 4,832 |

See Notes to Financial Statements.

**WATERFORD INVESTOR SERVICES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2003**

| | Common Stock Shares | Common Stock $ | Paid In Capital | Retained Earnings (Loss) |
|---|---|---|---|---|
| Balance, December 31, 2002 | 643,816 | $ 35,670 | $6,000 | $ 13,850 |
| Return of Capital | | - | (6,000) | |
| Net Income/Loss | | | | 4,832 |
| Balance, December 31, 2003 | 643,816 | $ 35,670 | $ - | $ 18,682 |

See Notes to Financial Statements.

**WATERFORD INVESTOR SERVICES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2003**

| | | |
|---|---|---|
| **CASH FLOWS FROM (TO) OPERATING ACTIVITIES:** | | |
| Net Income (Loss) From Operations: | $ | 4,832 |
| Changes in Assets and Liabilities: | | |
| Receivables, restricted asset & other assets | | 57,691 |
| Deferred income tax asset | | (917) |
| Current Liabilities | | (52,555) |
| Net Cash From (To) Operating Activities | | 9,051 |
| **CASH FLOWS FROM (TO) INVESTING ACTIVITIES:** | | |
| Net Cash From (To) Investing Activities | | 0 |
| **CASH FLOWS FROM (TO) FINANCING ACTIVITIES:** | | |
| Return of Capital | | (6,000) |
| Net Cash From (To) Financing Activities | | (6,000) |
| Increase (Decrease) in Cash | | 3,051 |
| **Cash Balance, December 31, 2002** | | 25,951 |
| **Cash Balance, December 31, 2003** | $ | 29,002 |
| **Supplement Cash Flow Information:** | | |
| Interest income earned | $ | 915 |

**WATERFORD INVESTOR SERVICES, INC.**
**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER**
**RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2003**

| | | |
|---|---|---|
| **NET CAPITAL:** | | |
| STOCKHOLDERS' EQUITY, December 31, 2003 | $ | 54,352 |
| DEDUCT NON-ALLOWABLE ASSETS: | | |
| Deferred income taxes | | (3,417) |
| Non-Allowable Receivables & Stock Inventory | | (10,436) |
| **NET CAPITAL** | $ | 40,499 |
| **AGGREGATE INDEBTEDNESS** | $ | 7,297 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | | |
| Minimum Net Capital Required | $ | 5,000 |
| Excess Net Capital | $ | 35,499 |
| Ratio: Aggregate Indebtedness to Net Capital | | 0.18 to 1 |

Note: The above computation differs from the Focus Report due to a $500 deposit recorded twice.



A

**WATERFORD INVESTOR SERVICES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2003**

**Note 1 - Organization & History**

Waterford Investor Services, Inc. (the "Company) was incorporated as a Florida Corporation on August 3, 1998. The Company is authorized to operate as a securities broker-dealer as such is defined by the Securities and Exchange Commission, and is subject to the rules and regulations of such Commission and other related supervisory agencies. Generally, the Company operates in the west central Florida area.

**Note 2 - Summary of Significant Accounting Policies**

Basis of Presentation - The financial statements include the accounts of Waterford Investor Services, Inc. (herein after "Company"), and the financial statements have been prepared on the accrual basis of accounting. The Company has elected a fiscal year ending December 31.

Revenue Recognition - The Company recognizes revenue from commissions as well as related expenses on securities transactions on a trade date basis as securities transactions occur and investment advisory fees when collected.

Income Taxes - The provision (benefit) for income taxes is based on the pre-tax earnings (loss) reported in the balance sheet and adjusted for transactions that may never enter into the computation of income taxes payable. A deferred tax asset or liability is recognized for the estimated future tax effect attributable to temporary differences in the recognition of income and expenses for financial statements and income tax purposes. A valuation allowance is provided in the event that the tax benefits are not expected to be realized.

Use of Estimates - The preparation of a balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Adoption of Newly Issued Accounting Standards - Periodically the Financial Accounting Standards Board and the American Institute of Certified Public Accountants issue pronouncements that establish accounting and financial statement reporting standards. Adoption of the standards, as applicable, are not expected to have a material impact upon the financial statements of the Company.

**Note 3 - Net Capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had a net capital of $40,499 which was sufficient to meet its required net capital of $5,000; and aggregate indebtedness of $7,297. The Company's ratio of aggregate indebtedness to net capital was .18 to 1.

**Note 4 - Clearing Deposit and Restricted Stock Inventory**

The Company has entered into an agreement with a clearing agent to process the transactions for the Company. The Company was required to put a refundable deposit of $15,000 on account with the clearing agent. The deposit earns interest and is refundable should the Company cease to use the clearing agent to process their

transactions.

The Company has a non-allowable asset identified as "Restricted Private Placement Stock Inventory." This asset is deducted as a non-allowable asset in the computation of net capital. The asset represents the Company's investment in the first phase of the NASDAQ Private Placement.

**Note 5 - Other Receivables**

The balance of $5,500 represents a temporary short-term advance to one of the officer's of the Company. Such advance is short-term in nature and actively being repaid and expects to be repaid within the current year. No defined terms were agreed to and such receivable was excluded in the calculation of net worth as non-allowable receivable.

**Note 6 – Accounts & Commissions Payable and Accrued Expenses**

The Company has reported $3,597 which represents accounts payable for day to day operations and commissions payable to registered representative on commissions that are currently reported as receivables and to be collected in the coming month. The accrued expenses of $3,700 represent the accounting fees for the annual audit and requisite federal and state tax preparation.

**Note 7 - Leases**

The Company shares offices space with another entity controlled by its principal shareholder under an informal agreement. Such agreement expires February 28, 2005 and is expected to be renewed; requires the payment of $550 per month, plus applicable sales tax of 7% and which includes the cost of all utilities expenses.

**Note 8 - Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities with other securities broker-dealers and individuals. In the event these broker-dealers and/or individuals do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each party.

**Note 9 - Common Stock**

The Company is authorized to issue 1,000,000 shares of common stock, of which 643,816 shares were issued and outstanding as of December 31, 2003. Dividends are payable when declared by the Board of Directors.

The Company recognized a capital contribution of $6,000 on January 17, 2002 by its President in order to cure a net capital deficiency that resulted at the end of the fiscal 2001 year. No stock was issued in return for the capital contribution and the amount was reported as paid in capital. A return of capital in the amount of $6,000 occurred on March 31, 2003. The Company had sufficient net capital to meet the requirements for minimum net capital in accordance with NASD and the SEC and thus was able to return such capital to its President.

**Note 10 - Income Taxes**

The Company provides for income taxes for Federal and State income taxes at the statutory rates of 15% to 34% and 5 ½ %, respectively. The Company uses the cash basis method for calculating its taxable income, while the accrual method of accounting is used for financial reporting. As a result, taxable income may be different than financially reported income.

For tax purposes, the Company continues to benefit from a net operating loss carryforward. The Company recognized an increase in its deferred tax asset to $3,417 due to federal and state tax losses that will continue to be carry forwarded until exhausted.